                       FIRST AMENDMENT TO
                     FOREST OIL CORPORATION
               1999 EMPLOYEE STOCK PURCHASE PLAN

     WHEREAS, FOREST OIL CORPORATION (the "Company") has heretofore adopted the FOREST OIL CORPORATION 1999 EMPLOYEE STOCK
PURCHASE PLAN (the "Plan") for the benefit of certain employees of the Company and its subsidiaries; and

     WHEREAS, the Company desires to amend the Plan;

     NOW, THEREFORE, the Plan shall be amended as follows, effective with respect to options granted under the Plan from and after July 1, 1999:

     1. Subparagraph 7(a) of the Plan shall be deleted and the following shall be substituted therefor:

          (a) IN GENERAL. Commencing on July 1, 1999, and continuing while the Plan remains in force, the Company shall, on each Date of Grant, grant an option under the Plan to purchase shares of Stock to each Eligible Employee as of such Date of Grant who elects to participate in the Plan; provided, however, that no option shall be granted to an Eligible Employee if such individual, immediately after the option is granted, owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of its parent or subsidiary corporations (within the meaning of Sections 423(b)(3) and 424(d) of the Code). Except as provided in paragraph 13, the term of each option shall be for three months, which shall begin on a Date of Grant and end on the last day of such three-month period.
     Subject to subparagraph 7(d), the number of shares of Stock subject to an option for a participant shall be equal to the quotient of (i) the aggregate payroll deductions withheld on behalf of such participant during the Option Period in accordance with subparagraph 7(b), divided by (ii) the Option Price of the Stock applicable to the Option Period, rounded down to the nearest whole share; provided, however, that the maximum number of shares of Stock that may be subject to any option for a participant may not exceed 5,000 (subject to adjustment as provided in paragraph 13).

     2. Subparagraph 8(a) of the Plan shall be deleted and the following shall be substituted therefor:

          (a) GENERAL STATEMENT. Subject to the limitation set forth in subparagraph 7(d), each participant in the Plan automatically and without any act on his part shall be deemed to have exercised his option on each Date of Exercise to the extent his unused payroll deductions under the Plan are sufficient to purchase at the Option Price whole shares of Stock and to the extent the issuance of Stock to such participant upon such exercise is lawful. Any amount relating to such option that remains in his account representing a fractional share shall be applied to the purchase of shares of Stock during the next Option Period as if such participant had contributed such amount by payroll deduction to the Plan during such period for the option that relates to such period.

     3. Subparagraphs 8(c) and 8(d) of the Plan shall be deleted and the following shall be substituted therefor:

          (a) DELIVERY OF SHARE CERTIFICATES. As soon as practicable after each Date of Exercise, the Company shall deliver to a custodian selected by the Committee one or more certificates representing (or shall otherwise cause to be credited to the account of such custodian) the total number of whole shares of Stock respecting options exercised on such Date of Exercise in the aggregate of all of the participating employees hereunder. Such custodian shall keep accurate records of the beneficial interests of each participating employee in such shares by means of participant accounts under the Plan, and shall provide each participating employee with quarterly or such other periodic statements with respect thereto as may be directed by the Committee. If the Company is required to obtain from any U.S. commission or agency authority to issue any such shares, the Company shall seek to obtain such authority. Inability of the Company to obtain from any commission or agency (whether U.S. or foreign) authority which counsel for the Company deems necessary for the lawful issuance of any such shares shall relieve the Company from liability to any participant in the Plan except to return to him the amount of his payroll deductions under the Plan which would have otherwise been used upon exercise of the relevant option.

          (b) RESTRICTIONS ON TRANSFER. The Committee may from time to time specify with respect to a particular grant of options the Restriction Period that shall apply to the shares of Stock acquired pursuant to such options. Unless otherwise specified by the Committee, the Restriction Period applicable to shares of Stock acquired under the Plan shall be a period of six months after the Date of Exercise of the options pursuant to which such shares were acquired. Except as hereinafter provided, during the Restriction Period applicable to shares of Stock acquired under the Plan, such shares may not be sold, assigned, pledged, exchanged, hypothecated or otherwise transferred, encumbered or disposed of by the participant who has purchased such shares; provided, however, that such restriction shall not apply to the transfer, exchange or conversion of such shares of Stock pursuant to a merger, consolidation or other plan of reorganization of the Company, but the stock, securities or other property (other than cash) received upon any such transfer, exchange or conversion shall also become subject to the same transfer restrictions applicable to the original shares of Stock, and shall be held by the custodian, pursuant to the provisions hereof. Upon the expiration of such Restriction Period, the transfer restrictions set forth in this subparagraph 8(d) shall cease to apply and the optionee may, pursuant to procedures established by the Committee and the custodian, direct the sale or distribution of some or all of the whole shares of Stock in his Company stock account that are not then subject to transfer restrictions and, in the event of a sale, request payment of the net proceeds from such sale. The Committee may cause the Stock issued in connection with the exercise of options under the Plan to bear such legends or other appropriate restrictions, and the Committee may take such other actions, as it deems appropriate in order to reflect the transfer restrictions set forth in this subparagraph 8(d) and to assure compliance with applicable laws.

     4. Subparagraph 10(b)(2) of the Plan shall be deleted and the following shall be substituted therefor:

          (a) exercise such participant's option for the purchase of Stock on the last day of the Option Period during which termination of employment occurs for the purchase of the number of whole shares of Stock which the accumulated payroll deductions at the date of such participant's termination of employment will purchase at the applicable Option Price (subject to subparagraph 7(d)), and receive a payment from the Company promptly after such exercise in the amount of such participant's payroll deductions under the Plan which have not yet been otherwise returned to him or used upon exercise of options.

     5. As amended hereby, the Plan is specifically ratified and reaffirmed.